02017970

PR
PE
2/28/02

RECEIVED
MAR 01 2002

PROCESSED
MAR 11 2002
THOMSON
FINANCIAL

FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number 0-15276

For the month of: **February, 2002**

CLEARLY CANADIAN BEVERAGE CORPORATION

(Translation of registrant's name into English)

2489 Bellevue Avenue,
West Vancouver, British Columbia, Canada V7V 1E1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 - ___]

. . ./2

This Form 6-K consists of:

1. Summary of material change (as stated below).

2. News Release dated February 27, 2002 (as attached).

CLEARLY CANADIAN ANNOUNCES SALE OF PRODUCTION FACILITY, CASCADE CLEAR BRAND AND PRIVATE LABEL BUSINESS

VANCOUVER, B.C., February 27, 2002 --- Clearly Canadian Beverage Corporation ("Clearly Canadian" or the "Company") (TSE: CLV; OTCBB: CCBC) today announced that its U.S. subsidiary, CC Beverage (U.S.) Corporation ("CC Beverage"), has sold its production facility assets located in Burlington, Washington to Advanced H2O, Inc. ("AH2O") of Bellevue, Washington.

AH2O has acquired CC Beverage's production facility assets and bottling plant lease for a total of $4,348,000 U.S., which purchase price includes $2,130,000 U.S. in cash, the assumption of CC Beverage's indebtedness (industrial revenue bond note) of approximately $2,155,000 U.S. and the assumption of certain capital equipment leases of approximately $63,600 U.S.

In addition to the purchase price referred to above, AH2O has purchased CC Beverage's "Cascade Clear" water business for an aggregate of $2 million U.S., which purchase price will be paid to CC Beverage based on a percentage of the gross sales earned by AH2O over time, subject to a minimum payment of $100,000 U.S. per year.

Also, CC Beverage has sold its private label co-pack (bottling) business to AH2O. For such business AH2O will pay CC Beverage a percentage of the gross profits received by AH2O from the private label business over the next five years (up to a maximum payment of $125,000 U.S. per year and a minimum payment of $62,500 U.S. per year).

In addition, AH2O has agreed to provide CC Beverage with "at cost" co-packing (bottling) services for ten years (5 year initial term and 5 year renewal term) for up to 1,500,000 cases per year of carbonated beverages and 250,000 cases per year of non-carbonated beverages.

The Company intends to use the proceeds from the sale for general working capital purposes, to reduce debt and to provide additional funding for the marketing and distribution of its beverages, including the continued roll-out of Reebok Fitness Water in the United States and Canada.

"Today's announcement represents months of hard work and effort, all in the interest of our improving our financial and operational position. Clearly Canadian made the strategic decision to divest of its subsidiary's production facility at this time to return to its core competencies – the marketing of premium niche alternative beverages – and to direct greater focus on the selling and marketing of the Company's beverage brands in an effort to enhance overall profitability," said Douglas Mason, President of Clearly Canadian.

Mason added: "A very important component of this transaction is the fact that even though CC Beverage has sold its production facility to AH2O, it will still be able to obtain production for its beverage products from AH2O at rates which will be better than other competitive market rates. In this way, we can maintain "at cost" production without having to invest our capital in a bottling plant. Ultimately, we believe that the sale of the production facility, combined with the recent consolidation of some of our operations, will reduce the Company's operating expenses."

. . ./3

Based in Vancouver, B.C., Clearly Canadian is a leading producer of premium alternative beverages, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone™, which are distributed in the United States, Canada and numerous countries worldwide. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company's expectations regarding the amount and timing of payments under the transaction with AH2O and the benefits of this transaction on the Company's results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company's ability to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 27th day of February, 2002.

CLEARLY CANADIAN BEVERAGE CORPORATION
(*Registrant*)

By: ______________________________
Bruce E. Morley, Chief Legal Officer

P:\word\2002\releases\0225\form6k.doc

CLEARLY CANADIAN®

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES SALE OF PRODUCTION FACILITY, CASCADE CLEAR BRAND AND PRIVATE LABEL BUSINESS

VANCOUVER, B.C., February 27, 2002 --- Clearly Canadian Beverage Corporation ("Clearly Canadian" or the "Company") (TSE: CLV; OTCBB: CCBC) today announced that its U.S. subsidiary, CC Beverage (U.S.) Corporation ("CC Beverage"), has sold its production facility assets located in Burlington, Washington to Advanced H2O, Inc. ("AH2O") of Bellevue, Washington.

AH2O has acquired CC Beverage's production facility assets and bottling plant lease for a total of $4,348,600 U.S., which purchase price includes $2,130,000 U.S. in cash, the assumption of CC Beverage's indebtedness (industrial revenue bond note) of approximately $2,155,000 U.S. and the assumption of certain capital equipment leases of approximately $63,600 U.S.

In addition to the purchase price referred to above, AH2O has purchased CC Beverage's "Cascade Clear" water business for an aggregate of $2 million U.S., which purchase price will be paid to CC Beverage based on a percentage of the gross sales earned by AH2O over time, subject to a minimum payment of $100,000 U.S. per year.

Also, CC Beverage has sold its private label co-pack (bottling) business to AH2O. For such business AH2O will pay CC Beverage a percentage of the gross profits received by AH2O from the private label business over the next five years (up to a maximum payment of $125,000 U.S. per year and a minimum payment of $62,500 U.S. per year).

In addition, AH2O has agreed to provide CC Beverage with "at cost" co-packing (bottling) services for ten years (5 year initial term and 5 year renewal term) for up to 1,500,000 cases per year of carbonated beverages and 250,000 cases per year of non-carbonated beverages.

The Company intends to use the proceeds from the sale for general working capital purposes, to reduce debt and to provide additional funding for the marketing and distribution of its beverages, including the continued roll-out of Reebok Fitness Water in the United States and Canada.

"Today's announcement represents months of hard work and effort, all in the interest of our improving our financial and operational position. Clearly Canadian made the strategic decision to divest of its subsidiary's production facility at this time to return to its core competencies – the marketing of premium alternative beverages – and to direct greater focus on the selling and marketing of the Company's beverage brands in an effort to enhance overall profitability," said Douglas Mason, President of Clearly Canadian.

- (more) -

CLEARLY CANADIAN BEVERAGE CORPORATION
2489 Bellevue Ave., West Vancouver British Columbia, Canada V7V 1E1
Telephone (604) 922-8100 Facsimile (604) 922-8195
TOLL FREE IN U.S.A 1-800-663-5658 TOLL FREE IN CANADA 1-800-663-0227

Mason added: "A very important component of this transaction is the fact that even though CC Beverage has sold its production facility to AH2O, it will still be able to obtain production for its beverage products from AH2O at rates which will be better than other competitive market rates. In this way, we can maintain "at cost" production without having to invest our capital in a bottling plant. Ultimately, we believe that the sale of the production facility, combined with the recent consolidation of some of our operations, will reduce the Company's operating expenses."

Based in Vancouver, B.C., Clearly Canadian is a leading producer of premium alternative beverages, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone ™ which are distributed in the United States, Canada and numerous countries worldwide. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company's expectations regarding the amount and timing of payments under the transaction with AH2O and the benefits of this transaction on the Company's results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company's ability to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

Douglas L. Mason, President and Chief Executive Officer

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)
Clive Shallow, Investor Relations Manager
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)